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                              November 3, 2020

       Frederico Figueira de Chaves
       Secretary
       Fusion Fuel Green Limited
       10 Earlsfort Terrace
       Dublin 2, DO2 T380
       Ireland

                                                        Re: Fusion Fuel Green
Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed October 29,
2020
                                                            File No. 333-245052

       Dear Mr. Figueira de Chaves:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       Anticipated Material U.S. Federal Income Tax Consequences to HL and HL's Securityholders
       U.S. Holders, page 91

   1. We note that you have filed a short-form opinion as Exhibit 8.1, which states that the legal conclusions set forth
under "Anticipated Material U.S. Federal Income Tax Consequences
                                                        to HL and HL's
Securityholders" constitute the opinion of counsel. Although you disclose that the parties
have structured    the Transactions to take the form of an exchange
                                                        and that no assurance
can be given that the Internal Revenue Service or the courts    will
                                                        agree    that the
Merger qualifies as a tax-free reorganization, the disclosure in this section continues to state that
the merger "may" qualify as a "reorganization" within the meaning of Section 368 of the
Code. Please revise your disclosure to clearly identify and articulate
 Frederico Figueira de Chaves
Fusion Fuel Green Limited
November 3, 2020
Page 2
      the opinion being rendered by counsel. If there is a lack of authority directly addressing the tax consequences of the Transactions, conflicting authority or significant doubt about
      the tax consequences of the Transactions, counsel may issue a    should
 or    more likely
      than not    opinion to make clear that the opinion is subject to a degree of uncertainty, and
      should discuss the degree of uncertainty. For guidance, refer to Staff Legal Bulletin 19.
Beneficial Ownership of Securities, page 165

2. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Jeffrey Schwarz Children's Trust in your beneficial ownership table.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameFrederico Figueira de Chaves
                                                            Division of
Corporation Finance
Comapany NameFusion Fuel Green Limited
                                                            Office of Energy &
Transportation
November 3, 2020 Page 2
cc:       David Feinberg
FirstName LastName